UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RYANAIR HOLDINGS PLC

(Name of Issuer)

Ordinary Shares, par value 0.6 euro cent per share

(Title of Class of Securities)

783513203

(CUSIP Number)

August 05, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 783513203	13G	Page 2 of 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HSBC Holdings plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Incorporated in England with limited liability
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 112,994,237
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 112,994,237
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 112,994,237
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1) The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer (as defined below) regarding the 1,114,859,031 Ordinary Shares (defined below), underlying American Depositary Receipts disclosed as outstanding as of July 31, 2024 by the Issuer in the Form 6-K filed with the Securities and Exchange Commission on August 01, 2024.

CUSIP No. 783513203	13G	Page 3 of 7

Item 1.

(a) Name of Issuer
Ryanair Holdings plc (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

c/o Ryanair DAC

Dublin Office

Airside Business Park, Swords

County Dublin, K67 NY94, Ireland

Item 2.

(a) Name of Person Filing
HSBC Holdings plc

(b) Address of the Principal Office or, if none, residence

8 Canada Square, London E14 5HQ, United Kingdom

(c) Citizenship

Incorporated in England with limited liability

(d) Title of Class of Securities

Ordinary Shares, par value 0.6 euro cent per share (“Ordinary Shares”)

(e) CUSIP Number
783513203

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J)

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 783513203	13G	Page 4 of 7

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 112,994,237
(b)	Percent of class: 10.1%
(c)	Number of shares as to which the person has: 112,994,237
(i)	Sole power to vote or to direct the vote 112,994,237
(ii)	Shared power to vote or to direct the vote 0
(iii)	Sole power to dispose or to direct the disposition of 112,994,237
(iv)	Shared power to dispose or to direct the disposition of 0

CUSIP No. 783513203	13G	Page 5 of 7

Reporting Date	Position	Percentage
August 05, 2024	112,994,237	10.1%

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

HSBC Continental Europe has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Person. Such interests of Ryanair Holdings plc relates to more than 5 percent of the class of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

HSBC Global Asset Management (UK) Limited

HSBC Bank plc

HSBC Continental Europe

INKA Internationale Kapitalanlagegesellschft mbH Dusseldorf

Item 8. Identification and Classification of Members of the Group.

N/A

CUSIP No. 783513203	13G	Page 6 of 7

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 783513203	13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2024

HSBC Holdings plc

By: /s/ Aileen Taylor

Name: Aileen Taylor

Title: Company Secretary